UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2005

                         Commission File Number: 0-50832

                             VERMILION ENERGY TRUST
             (Exact name of registrant as specified in its charter)

          2800, 400 - 4TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 0J4
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F  [_]            Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  [_]                 No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

On August 8, 2005, Vermilion Energy Trust announced the unaudited interim operating and financial results as at and for the period ended June 30, 2005. The press release is attached hereto as Exhibit A.



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           VERMILION ENERGY TRUST



                                           By: /s/ Curtis W. Hicks
                                               -----------------------
                                               Curtis W. Hicks
                                               Executive Vice President and
                                               Chief Financial Officer



Date: August 11, 2005

                                                                       EXHIBIT A
                                                                       ---------

[GRAPHIC OMITTED]
[LOGO -  VERMILION ENERGY TRUST]


                         PRESS RELEASE - AUGUST 8, 2005
                      SECOND QUARTER RESULTS, JUNE 30, 2005

Vermilion Energy Trust ("Vermilion") (TSX - VET.UN) is pleased to report unaudited interim operating and financial results as at and for the period ended June 30, 2005. The financial statements consolidate the results for Verenex Energy Inc. ("Verenex") (TSX - VNX), a subsidiary in which Vermilion owns 54% of the issued and outstanding shares.

SECOND QUARTER HIGHLIGHTS:

> Recorded Trust production of 24,543 boe/d, compared to 22,762 boe/d in the first quarter of 2005. Completed extensive plant maintenance in the Netherlands and Canada that resulted in production curtailments of approximately 2,100 boe/d during the quarter as indicated in guidance provided in our first quarter report.

> Maintained stable distributions of $0.17 per month, a rate that has remained constant since initial distribution in March 2003. Cash distributions represented 57% of funds generated from operations during the quarter.

> Provided a total year-to-date return to unitholders of 21.2%, comprised of 16.1% in capital appreciation and 5.1% in distributions. This performance compares favourably to the total return index value for the S&P/TSX Capped Energy Trust Index of 17.9% and to the total return index value of the S&P/TSX Composite Index of 8.1% over the same period.

> Successfully drilled one new well and re-entered a second well to deepen it to the pay interval in the Champotran/La Torche Field in France. Fracture stimulations and completions of these wells and the two wells drilled in the first quarter of 2005 is in progress, with all wells expected to be completed and tied-in by early August, 2005.

> Advanced a successful recompletion program in the Drayton Valley area of Canada and drilled 15 new wells in Canada including 10 additional wells in the shallow gas-coalbed methane program with Glacier Energy Limited ("Glacier").

> Continued to integrate the Australian properties into the Vermilion system, adding several key personnel during the quarter including a general manager and a finance manager. Full transfer of platform operations is expected to occur during the third quarter of 2005, pending government approval of Vermilion's environmental and safety plans.

> Slightly reduced the total debt at the end of the period to $171.8 million, equal to less than 0.8 times current annualized cash flow. Vermilion intends to maintain a conservative payout ratio, which should enable the Trust to continue to acquire properties while minimizing the need to issue additional equity.

CONFERENCE CALL

Vermilion will discuss these results in a conference call to be held on Monday, August 8, 2005. The conference call will begin at 4:00 p.m. EST (2:00 p.m. MST). To participate, you may call toll free 1-800-814-4857 or 1-416-640-4127 (Toronto area). The conference call will also be available on replay by calling 1-877-289-8525 or 1-416-640-1917 (Toronto area) using pass code 21130824 followed by the pound "#" key. The replay will be available until midnight eastern time on August 15, 2005.

HIGHLIGHTS
                                                         THREE MONTHS ENDED                      SIX MONTHS ENDED
------------------------------------------------------------------------------------------------------------------
                                              TRUST   VERENEX                       TRUST   VERENEX
                                          FINANCIAL    ENERGY  CONSOLIDATED     FINANCIAL    ENERGY  CONSOLIDATED
(UNAUDITED)                             INFORMATION   INC.(3) JUNE 30, 2005   INFORMATION   INC.(3) JUNE 30, 2005
------------------------------------------------------------------------------------------------------------------
FINANCIAL ($000 CDN EXCEPT UNIT AND PER UNIT AMOUNTS)
Petroleum and natural gas revenues        $ 117,060    $  300      $117,360      $225,408$      667   $   226,075
Funds from operations                        54,774      (195)       54,579       112,017       (11)      112,006
  Per unit, basic (1)                          0.81        --          0.81          1.66        --          1.66
Distributions (2)                            31,471        --        31,471        62,637        --        62,637
  Per unit                                     0.51        --          0.51          1.02        --          1.02
  % Cash flow distributed                       57%        --           58%           56%        --           56%
Net earnings (loss)                          31,422      (693)       30,729        57,519    (2,481)       55,038
  Per unit, basic                              0.51        --          0.50          0.94        --          0.90
Capital expenditures                      $  25,316      $585      $ 25,901        47,538     3,061        50,599
Acquisitions                                                                       94,967        --        94,967
Net debt (excluding financial derivatives)                                       $171,847  $(15,830)  $   156,017
Trust units outstanding (1)
  Basic                                                                                                68,127,256
  Diluted                                                                                              72,431,356
Weighted average trust units outstanding (1)
  Basic                                                                                                67,420,094
  Diluted                                                                                              67,958,312
Unit trading
  High                                                                                                $     24.20
  Low                                                                                                 $     19.67
  Close                                                                                               $     23.36
==================================================================================================================

OPERATIONS

Production
  Crude oil (bbls/d)                         12,819        --        12,819        11,019        --        11,019
  Natural gas liquids (bbls/d)                1,523        15         1,538         1,589        24         1,613
  Natural gas (mcf/d)                        61,209       388        61,597        66,302       453        66,755
  Boe/d (6:1)                                24,543        80        24,623        23,658       100        23,758
Average reference price
  WTI (US per bbl)                                                 $  53.17                           $     51.51
  Brent (US per bbl)                                                  51.59                                 49.54
  AECO (CDN per mcf)                                                   7.37                                  7.13
  NIP 2004 Netherlands (Euro per GJ)                                   4.30                                  4.20
  TAPIS Australia (US per bbl)                                        54.41                                 54.41
Average selling price
  Crude oil (per bbl)                        $59.25    $   --         59.25      $  63.30  $     --         63.30
  Natural gas liquids (per bbl)               53.63     47.92         53.58         51.58     39.66         51.40
  Natural gas (per mcf)                        7.48      6.63          7.48          7.22      6.02          7.21
Netbacks per boe (6:1)
  Operations netback                          29.69    $41.31         29.73         31.47  $  36.99         31.49
  Cash flow netback                           24.52                   24.36         26.16                   26.05
  Operating costs                              8.55                    8.52          8.07                    8.04
  General and administration              $    1.39                $   1.65      $   1.40             $      1.61
==================================================================================================================

(1) Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio

(2) Distributions are paid on issued trust units at each record date and are shown prior to the impact of the Trust's DRIP program

(3) The Trust owns 54% of the outstanding shares of Verenex, necessitating the consolidation of the results of the Trust and Verenex

The above table includes non-GAAP measurements, which may not be comparable to other companies.

OUTLOOK

Vermilion's second quarter operations were in large part `spring cleaning' exercises, as operations in Canada, the Netherlands and Australia focused on plant turnarounds and facility modifications to varying degrees. Production volumes are returning to normal levels and should reach full capacity by the middle of the third quarter. Vermilion's targeted average production level of between 25,000 and 26,000 boe/d for the full year 2005 remains intact.

The Canadian recompletion program continued to generate positive results while the conventional drilling program resulted in new wells in Drayton Valley and in Slave Lake. The joint venture coalbed methane program with Glacier in Central Alberta saw 10 new wells drilled with approximately 40 additional wells scheduled for the second half of the year. Upon the completion of this drilling program the acreage covered by the joint venture will have been delineated with approximately one well per section of land, setting the stage for significant future development potential of between four to eight wells per section.

Vermilion successfully drilled three new wells in the Champotran/La Torche field in France and re-entered a fourth well in the first half of 2005. These wells are undergoing stimulation and completion and should be on line by early to mid-August. Vermilion is undertaking a 2-D seismic program in this region to further delineate the boundaries of this reservoir. It is anticipated that production from these wells will be sufficient to offset production declines in France. Vermilion's 3-D seismic program on the Aquitaine Maritime block offshore France, is scheduled to begin in mid-August.

In the Netherlands, the Trust has installed nine smaller diameter production strings, and is targeting the completion of six installations during the second half. Early indications of well performance are quite positive, as these production strings eliminate the need to cycle wells to handle liquid loading. Vermilion completed significant plant modifications at its Harlingen and Garjip facilities in the quarter and returned to full production levels in late July, 2005. The Trust is continuing to work its way through the regulatory approval process towards drilling development wells in early 2006.

Australian efforts have included optimization of surface facilities, review of well performance and preparation for well workovers in 2006 and addition of key personnel. The platform is being operated under a third party contract arrangement until Vermilion receives final regulatory approval to operate the facility.

Vermilion continues to work towards improving the long-term sustainability of distributions, and enjoys sufficient financial strength to pursue additional accretive acquisitions. Vermilion is pursuing investment opportunities in its three core regions of activity that include Canada, Western Europe and Australia.

At the end of the second quarter non-residents owned approximately 29% of its issued and outstanding units of Vermilion (not including exchangeables) and 26% if the exchangeable shares are included. This compares to 29% and 27%, respectively, at the end of the first quarter 2005. Pursuant to Vermilion's Trust Indenture, non-resident unitholders may not own more than 50% of total outstanding trust units. The Canadian government recently relaxed its view of non-resident ownership limitations, but Vermilion will adhere to the limits designated by its Trust Indenture until further legislative guidelines regarding non-resident ownership and taxation are firmly established.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is management's discussion and analysis (MD&A) dated July 27, 2005, of Vermilion's operating and financial results for the three and six months ended June 30, 2005 compared with the corresponding periods in the prior year. This discussion should be read in conjunction with the attached unaudited interim consolidated financial statements and the Trust's audited consolidated financial statements for the years ended December 31, 2004 and 2003, together with accompanying notes, as contained in the Trust's 2004 Annual Report.

NON-GAAP MEASURES

Included in this report are references to terms commonly used in the oil and gas industry, such as cash flow and cash flow per unit and funds from operations which are expressed before changes in non-cash working capital and is used by the Trust to analyze operating performance, leverage and liquidity. These terms are not defined by Generally Accepted Accounting Principles ("GAAP"). Consequently, these are referred to as non-GAAP measures. Cash flow, as discussed in this report, appears as a separate caption on the Trust's cash flow statement and is reconciled to both net earnings and funds from operations.

OPERATIONAL ACTIVITIES

In Canada, the Trust drilled 15 wells (8.6 net) in the second quarter, resulting in two gas wells (1.8 net), 12 standing wells (6.3 net) and one dry and abandoned hole (0.5 net). These wells included ten wells (5.0 net) in Vermilion's shallow gas program with Glacier in Central Alberta. In addition to the Trust's drilling operations, Vermilion had five wells drilled on its Canadian lands by third party operators through farm-out arrangements in which Vermilion maintained an overriding royalty or small working interest.

Vermilion continued to recomplete a number of wells during the second quarter in previously non-producing intervals. These activities should provide some low cost reserves and production additions to our domestic operations.

In France, Vermilion successfully drilled and cased two wells in the Paris Basin, the La Torche 6D and the Champotran 23. Completion and stimulation of the four wells drilled in France to date in 2005 is ongoing and the program should be completed by early August, 2005. The Trust expects production volumes in France to increase in the second half of 2005.

Significant efforts aimed at improving the operational efficiency of Vermilion's Netherlands production were completed in the second quarter, which should result in a strong rebound in third quarter volumes. Five wells were refitted with small diameter production tubing in the second quarter and six additional wells are schedule in the second half of the year. These `siphon strings' will improve overall well performance and will extend the ultimate life of these reservoirs. The Harlingen and Garjip gas plants were reconfigured to optimize deliveries into low and high-BTU gas systems in the Netherlands. This should result in improved operational efficiencies and reductions in overall operating costs. The second half of 2005 will see additional facility reconfiguration.

Vermilion's efforts in Australia have been focused on improving the efficiency of the processing facilities on the Wandoo B platform and on the ongoing preparations to assume full operatorship of these facilities currently scheduled for September 1, 2005. Vermilion has also been engaged in preliminary engineering reviews of reservoir and well performance in anticipation of workover programs planned in 2006.

PRODUCTION
------------------------------------------------------------------------------------------------------------------
                                 THREE MONTHS ENDED JUNE 30, 2005          SIX MONTHS ENDED JUNE 30, 2005
                               OIL & NGLS   NATURAL GAS     TOTAL      OIL & NGLS   NATURAL GAS     TOTAL
                                 (BBLS/D)      (MMCF/D)   (BOE/D)        (BBLS/D)      (MMCF/D)   (BOE/D)       %
------------------------------------------------------------------------------------------------------------------
Vermilion Energy Trust
     Canada                         4,766         37.38    10,996           5,128         38.14    11,484      48
     France                         5,067          1.16     5,260           5,204          1.23     5,409      23
     Netherlands                       11         22.67     3,789              14         26.94     4,503      19
     Australia (1)                  4,498            --     4,498           2,262            --     2,262      10
------------------------------------------------------------------------------------------------------------------
     Total                         14,342         61.21    24,543          12,608         66.31    23,658     100
------------------------------------------------------------------------------------------------------------------
(1) Effective from April 1, (2005)

------------------------------------------------------------------------------------------------------------------
                                 THREE MONTHS ENDED JUNE 30, 2004          SIX MONTHS ENDED JUNE 30, 2004
                               OIL & NGLS   NATURAL GAS     TOTAL      OIL & NGLS   NATURAL GAS     TOTAL
                                 (BBLS/D)      (MMCF/D)   (BOE/D)        (BBLS/D)      (MMCF/D)   (BOE/D)       %
------------------------------------------------------------------------------------------------------------------
Vermilion Energy Trust
     Canada                         5,627         47.25    13,502           5,964         49.89    14,279      65
     France                         5,725          1.60     5,991           5,862          1.58     6,125      28
     Netherlands (1)                   --         17.29     2,882              --          8.65     1,442       7
------------------------------------------------------------------------------------------------------------------
     TOTAL                         11,352         66.14    22,375          11,826         60.12    21,846     100
------------------------------------------------------------------------------------------------------------------
(1) Effective from May 19th, (2004)

Second quarter production in Canada averaged 4,766 bbls/d of oil and NGL's and
37.38 mmcf/d of natural gas compared to 5,494 bbls/d of oil and NGL's and 38.90 mmcf/d of natural gas in the first quarter of 2005. Plant turnarounds reduced production by approximately 700 boe/d in the second quarter, while normal declines account for the balance of the decline in production.

Production in France declined to 5,260 boe/d in the second quarter from 5,559 boe/d in the first quarter of 2005. Completion and stimulation of new wells in the Champotran/La Torche Field were done in the second quarter of 2005 and the wells put on production until hydraulic fracture stimulations could be scheduled for all four new wells during July. The tie-in of these new wells and completion of these fracs are expected to improve volumes in France in the second half of the year.

Production in the Netherlands averaged 3,789 boe/d, down from 5,225 boe/d in the first quarter of 2005. Second quarter production was impacted by turnaround operations at Vermilion facilities. These interruptions in addition to construction of third party infrastructure accounted for approximately 1,350 boe/d of production losses in the second quarter.

Australian production contributed 4,498 boe/d in the second quarter of 2005. Overall, production from the Trust averaged 24,543 boe/d in the second quarter of 2005 compared to 22,762 boe/d in the first quarter of 2005. Vermilion's current production is approximately 26,500 boe/d and is anticipated to improve as Netherlands returns to full production and as the France wells are stimulated and placed on production.

CAPITAL EXPENDITURES

Capital spending for the first six months totalled $164 million compared to $112 million spent in the first six months of 2004. Of this total, approximately $114 million in 2005 relates to the acquisition in Australia and approximately $85 million in 2004 relates to the acquisition in the Netherlands. The remainder was spent on drilling and development activities.

($000'S)
------------------------------------------------------------------------------------------------------------------
                                                    THREE MONTHS ENDED                           SIX MONTHS ENDED
                                        JUNE 30, 2005     JUNE 30, 2004           JUNE 30, 2005     JUNE 30, 2004
------------------------------------------------------------------------------------------------------------------
Land                                     $      224             $   108              $    641           $    272
Seismic                                         664                 138                 1,524                213
Drilling and completion                      12,479               1,776                27,779             13,726
Production equipment and facilities           3,646               3,479                 8,002              6,249
Workovers                                     4,948               2,920                 7,752              3,990
Other                                         3,940               1,639                 4,901              2,162
------------------------------------------------------------------------------------------------------------------
                                             25,901              10,060                50,599             26,612
Acquisitions                                     --              85,479               113,840             85,479
------------------------------------------------------------------------------------------------------------------
Total                                    $   25,901             $95,539              $164,439           $112,091
------------------------------------------------------------------------------------------------------------------

FINANCIAL REVIEW

The Trust generated cash flow of $54.8 million ($0.81 per unit) in the second quarter of 2005, compared to $57.2 million ($0.85 per unit) in the first quarter of 2005. First quarter cash flow was positively impacted by the sale of virtually all of Vermilion's crude inventory in France, which generated excess cash flow in the quarter. The Trust's distributions in the second quarter totalled $31.5 million or $0.51 per unit for a payout ratio of 57%. The year-to-date payout ratio of 56% is expected to decline further in the second half of 2005. Capital expenditures in the quarter totalled $25.3 million. Net debt assignable to the Trust as of June 30, 2005 of $171.8 million is less than
0.8 times current annualized cash flow.

BENCHMARK PRICES
------------------------------------------------------------------------------------------------------------------
                                                    THREE MONTHS ENDED                           SIX MONTHS ENDED
                                        JUNE 30, 2005     JUNE 30, 2004           JUNE 30, 2005     JUNE 30, 2004
------------------------------------------------------------------------------------------------------------------
AECO ($CDN/mcf)                                $ 7.37            $ 7.00                  $ 7.13            $ 6.71
WTI ($US/bbl)                                  $53.17            $38.32                  $51.51            $36.73
Foreign exchange rate (CDN/USD)                $ 0.80            $ 0.74                  $ 0.81            $ 0.75
WTI (CDN$/BBL)                                 $66.46            $51.78                  $63.59            $48.97
------------------------------------------------------------------------------------------------------------------

REVENUE

Total revenues excluding hedging for the first half of 2005 were $228.4 million compared to $170.9 million for the same period in 2004 and $118.5 million in the second quarter of 2005 compared to $90.0 million for the corresponding period in 2004. Vermilion's combined crude oil and NGL price was $61.78 per bbl for the first half ($58.64 per bbl for the quarter) of 2005, a year over year increase of 38% over the $44.68 per bbl reported for the first half ($47.75 per bbl for the quarter) of 2004. The natural gas price realized in the first half of 2005 was $7.21 per mcf ($7.48 per mcf for the quarter) compared to $6.83 per mcf realized a year ago ($6.76 per mcf for the quarter), a 6% year over year increase.

($000'S EXCEPT PER BOE)
------------------------------------------------------------------------------------------------------------------
                                                    THREE MONTHS ENDED                           SIX MONTHS ENDED
                                        JUNE 30, 2005     JUNE 30, 2004           JUNE 30, 2005     JUNE 30, 2004
------------------------------------------------------------------------------------------------------------------
Crude oil & NGL's                           $  76,609           $49,330                $141,249         $  96,171
Per boe                                     $   58.64           $ 47.75                $  61.78         $   44.68
Natural gas                                    41,924            40,686                  87,172            74,743
Per mcf                                     $    7.48           $  6.76                $   7.21         $    6.83
------------------------------------------------------------------------------------------------------------------
Combined                                      118,533            90,016                 228,421           170,914
Derivative instruments (1)                     (1,173)           (2,596)                 (2,346)           (5,884)
------------------------------------------------------------------------------------------------------------------
Petroleum and natural gas revenue           $ 117,360           $87,420                $226,075         $ 165,030
------------------------------------------------------------------------------------------------------------------

(1) "Derivative instruments" is the amortization of the fair value loss of Vermilion's hedges in place as of January 1, (2004.)

DERIVATIVE  INSTRUMENTS

Vermilion has WTI hedges covering 1,500 bbls/d in 2005 at US$24.80/bbl, Brent hedges covering 1,500 bbls/d in 2005 at US$23.37/bbl and a Brent collar (US$53.00 - $67.70) covering 1,000 bbls/day to the end of 2006. At this time Vermilion has no gas hedges in place for 2005 or beyond.

The impact of Vermilion's hedging program reduced cash netbacks by $4.14 per boe on a combined basis for the six month period ended June 30, 2005 ($4.29 per boe for the quarter), compared to a hedging cost of $3.09 per boe in the first six months of 2004 ($3.34 per boe for the quarter). Oil hedging resulted in a $17.8 million cost for the first half ($9.6 million for the quarter) of 2005 compared to $12.8 million for the first half ($7.3 million for the quarter) of 2004.

ROYALTIES

Total royalties, net of ARTC, decreased to $8.26 per boe in the first half ($9.40 per boe for the quarter) of 2005 or 15.5% of sales, compared with $8.99 per boe in the first half ($8.33 per boe in the quarter) of 2004 or 22% of sales. The decrease on a per boe and percentage basis is due mostly to the fact that there are no royalties paid in the Netherlands. The increase on a total basis in the quarter is due to the impact of the Australian acquisition. Gas royalties in Canada have reached a plateau as prices have increased beyond the maximum royalty calculation. In France royalties, for the most part, are calculated on a unit of production basis and do not react to price changes.

($000'S EXCEPT PER BOE)
------------------------------------------------------------------------------------------------------------------
                                                    THREE MONTHS ENDED                           SIX MONTHS ENDED
                                        JUNE 30, 2005     JUNE 30, 2004           JUNE 30, 2005     JUNE 30, 2004
------------------------------------------------------------------------------------------------------------------
Crude oil & NGL's                             $16,399           $ 7,682                 $25,274           $16,282
Per boe                                       $ 12.55           $  7.44                 $ 11.05           $  7.56
Natural gas                                     4,668             9,281                  10,232            19,452
Per mcf                                       $  0.83           $  1.54                 $  0.85           $  1.78
------------------------------------------------------------------------------------------------------------------
Combined                                      $21,067           $16,963                 $35,506           $35,734
------------------------------------------------------------------------------------------------------------------
Per boe                                       $  9.40           $  8.33                 $  8.26           $  8.99
------------------------------------------------------------------------------------------------------------------

OPERATING COSTS

Operating costs increased to $8.04 per boe in the first half ($8.52 per boe for the quarter) of 2005 from $6.45 per boe in the first half ($6.72 per boe for the quarter) of 2004. Operations in Australia averaged $8.68 per boe of production since acquiring the assets at the end of the first quarter. In Canada, the significant activity levels in the industry have put upward pressure on costs across the board. When combined with a reduction in production volumes due primarily to plant turnarounds, year over year increases in costs per boe have been experienced. In France, year to date operating costs are up due primarily to lower volumes year over year. In the Netherlands, operating costs are up due to the lower production volumes reported in the second quarter of 2005.

($000'S EXCEPT PER BOE)
------------------------------------------------------------------------------------------------------------------
                                                    THREE MONTHS ENDED                           SIX MONTHS ENDED
                                        JUNE 30, 2005     JUNE 30, 2004           JUNE 30, 2005     JUNE 30, 2004
------------------------------------------------------------------------------------------------------------------
Crude oil & NGL's                            $  9,672           $ 7,834                 $16,950           $15,303
Per boe                                      $   7.40           $  7.58                 $  7.41           $  7.11
Natural gas                                     9,417             5,850                  17,622            10,329
Per mcf                                      $   1.68           $  0.97                 $  1.46           $  0.94
------------------------------------------------------------------------------------------------------------------
Combined                                     $ 19,089            13,684                 $34,572            25,632
------------------------------------------------------------------------------------------------------------------
Per boe                                      $   8.52           $  6.72                 $  8.04           $  6.45
------------------------------------------------------------------------------------------------------------------

TRANSPORTATION

Transportation costs as presented in the statement of earnings are defined by the point of legal transfer of the product. Transportation costs are dependent upon where the product is sold, product split, location of properties, and industry transportation rates that are driven by supply and demand of available transport capacity. For gas production, legal title transfers at the intersection of major pipelines (referred to as "the Hub") whereas the majority of Vermilion's oil production is sold at the wellhead. The majority of Vermilion's transportation costs are made up of boat charges incurred in the Aquitaine Basin in France where oil production is transported by tanker from Ambes shipping terminal in Bordeaux to Donges, France. Transportation costs are down year to date and in the quarter mainly due to the fact France had only two shipments in the second quarter 2005 versus three in the second quarter 2004.

($000'S EXCEPT PER BOE)
------------------------------------------------------------------------------------------------------------------
                                                    THREE MONTHS ENDED                           SIX MONTHS ENDED
                                        JUNE 30, 2005     JUNE 30, 2004           JUNE 30, 2005     JUNE 30, 2004
------------------------------------------------------------------------------------------------------------------
Transportation                                 $2,162            $2,745                  $5,113            $5,510
------------------------------------------------------------------------------------------------------------------
Per boe                                        $ 0.96            $ 1.35                  $ 1.19            $ 1.39
------------------------------------------------------------------------------------------------------------------

GENERAL AND ADMINISTRATION EXPENSES

General and administration expenses have remained consistent at $1.61 per boe for the first half ($1.65 per boe for the quarter) of 2005 compared to $1.62 per boe for the first half ($1.67 per boe for the quarter) of 2004.

($000'S EXCEPT PER BOE)
------------------------------------------------------------------------------------------------------------------
                                                    THREE MONTHS ENDED                           SIX MONTHS ENDED
                                        JUNE 30, 2005     JUNE 30, 2004           JUNE 30, 2005     JUNE 30, 2004
------------------------------------------------------------------------------------------------------------------
General and administration                     $3,692            $3,402                  $6,941            $6,460
------------------------------------------------------------------------------------------------------------------
Per boe                                        $ 1.65            $ 1.67                  $ 1.61            $ 1.62
------------------------------------------------------------------------------------------------------------------

UNIT COMPENSATION EXPENSE

A non-cash trust unit compensation expense of $2.52 per boe was recorded in the first half ($2.24 per boe for the quarter) of 2005 compared to $2.77 per boe for the corresponding period ($1.47 per boe for the quarter) of 2004. This non-cash amount relates to the value attributable to rights granted to officers, directors and employees under the Trust Unit Rights Incentive Plan ("Unit Rights Plan") and the Trust Unit Award Plan ("Award Plan").

On January 1, 2005, the Trust adopted the fair value methodology to record compensation for the Unit Rights Plan based on certain assumptions and estimates. Previously, the Trust recorded compensation expense for the Unit Rights Plan based on the intrinsic value methodology which resulted in the expense amount being based on the underlying trust unit price at each period end. In accordance with CICA Handbook Section 3870, an entity may apply an intrinsic value methodology if it is impossible to reasonably estimate a fair value at grant date, and in particular, for situations where there is a declining exercise price which is subject to uncertainty. The Trust is now able to determine fair value estimates given that the Trust has some history to support its assumptions, resulting in the confidence necessary to predict future distributions and future reductions in the exercise price. As the change in methodology qualifies as a change in estimate under accounting standards, the fair value methodology has been applied prospectively without restatement of prior periods.

In March 2005, the Board of Directors established the new Award Plan to replace the existing Unit Rights Plan. The new Award Plan will result in directors, officers, employees and consultants of the Trust and its Affiliates being awarded a specified number of Restricted Units and the Units shall be designated as either a Restricted Time Based Award ("RTBA's") for which the number of awards is fixed or a Performance Based Award ("PBA's") for which the number of awards is variable. Payment in respect of Restricted Units that have vested shall be made by delivering Units or corresponding cash value to the Grantee. The fair value of the Awards will be recognized in earnings over the vesting period of the Awards outstanding.

($000'S EXCEPT PER BOE)
------------------------------------------------------------------------------------------------------------------
                                                    THREE MONTHS ENDED                           SIX MONTHS ENDED
                                        JUNE 30, 2005     JUNE 30, 2004           JUNE 30, 2005     JUNE 30, 2004
------------------------------------------------------------------------------------------------------------------
Unit compensation expense                      $5,025            $2,993                 $10,849           $11,032
------------------------------------------------------------------------------------------------------------------
Per boe                                        $ 2.24            $ 1.47                 $  2.52           $  2.77
------------------------------------------------------------------------------------------------------------------

INTEREST EXPENSE

Interest expense decreased slightly to $0.51 per boe for the first half ($0.54 per boe for the quarter) of 2005 from $0.53 per boe for the corresponding period ($0.39 per boe for the quarter) in 2004 as a result of similar average debt levels in 2005. Interest rates have remained steady over the year.

($000'S EXCEPT PER BOE)
------------------------------------------------------------------------------------------------------------------
                                                    THREE MONTHS ENDED                           SIX MONTHS ENDED
                                        JUNE 30, 2005     JUNE 30, 2004           JUNE 30, 2005     JUNE 30, 2004
------------------------------------------------------------------------------------------------------------------
Interest                                       $1,216             $ 793                  $2,196            $2,123
------------------------------------------------------------------------------------------------------------------
Per boe                                        $ 0.54             $0.39                  $ 0.51            $ 0.53
------------------------------------------------------------------------------------------------------------------

DEPLETION, DEPRECIATION AND ACCRETION EXPENSES

Depletion, depreciation and accretion expenses increased to $12.80 per boe in the first half ($12.83 per boe for the quarter) of 2005 from $11.46 per boe in the first half ($11.52 per boe for the quarter) of 2004. The increase is due mainly to the increased costs of finding reserves in Canada and the increase in the asset retirement obligation, resulting from the Australian acquisition.

($000'S EXCEPT PER BOE)
------------------------------------------------------------------------------------------------------------------
                                                    THREE MONTHS ENDED                           SIX MONTHS ENDED
                                        JUNE 30, 2005     JUNE 30, 2004           JUNE 30, 2005     JUNE 30, 2004
                                                             (RESTATED)                                (RESTATED)
------------------------------------------------------------------------------------------------------------------
Depletion, depreciation and accretion         $28,756           $23,461                 $55,042           $45,564
------------------------------------------------------------------------------------------------------------------
Per boe                                       $ 12.83           $ 11.52                 $ 12.80           $ 11.46
------------------------------------------------------------------------------------------------------------------

TAXES

The Trust's current tax provision has increased to $3.25 per boe in the first half ($3.12 per boe for the quarter) of 2005 from $1.63 per boe in the first half ($1.99 per boe for the quarter) of 2004. The current provision is based on a full-year estimate of taxes payable in France, the Netherlands and Australia. In Canada, it is anticipated that there will be no current taxes due. The recovery in future income taxes is a result of the taxable portion of distribution payments made to unitholders. In the Trust's structure, payments are made between the operating company and the Trust transferring both income and future income tax liability to the unitholder. Therefore it is the opinion of management that no cash income taxes in Canada are expected to be paid by the operating company in the future, and as such, the future income tax liability recorded on the balance sheet related to Canadian operations will be recovered through earnings over time. The increase in both year to date numbers and quarter numbers is attributed to taxes payable in Australia and Netherlands. The Australian acquisition closed on March 31, 2005 and no taxes were payable in prior periods. The Netherlands acquisition closed on May 19, 2004 resulting in only a partial tax payment in the second quarter of 2004 compared to a full period assessment this year.

($000'S EXCEPT PER BOE)
------------------------------------------------------------------------------------------------------------------
                                                    THREE MONTHS ENDED                           SIX MONTHS ENDED
                                        JUNE 30, 2005     JUNE 30, 2004           JUNE 30, 2005     JUNE 30, 2004
------------------------------------------------------------------------------------------------------------------
Current and capital tax                        $6,990            $4,047                 $13,991            $6,465
------------------------------------------------------------------------------------------------------------------
Per boe                                        $ 3.12            $ 1.99                 $  3.25            $ 1.63
------------------------------------------------------------------------------------------------------------------

FOREIGN EXCHANGE

A foreign exchange gain of $0.54 per boe was recorded for the first half ($0.59 per boe for the quarter) of 2005 with a gain of $0.56 per boe in the first half ($0.67 per boe for the quarter) of 2004. The gain is mostly unrealized and related to the strengthening Canadian dollar versus the Euro on the Netherlands and France asset retirement obligation.

($000'S EXCEPT PER BOE)
------------------------------------------------------------------------------------------------------------------
                                                    THREE MONTHS ENDED                           SIX MONTHS ENDED
                                        JUNE 30, 2005     JUNE 30, 2004           JUNE 30, 2005     JUNE 30, 2004
------------------------------------------------------------------------------------------------------------------
Foreign exchange loss (gain)                 $(1,331)          $(1,347)                $(2,368)           $(2,223)
------------------------------------------------------------------------------------------------------------------
Per boe                                      $ (0.59)          $ (0.67)                $ (0.54)           $ (0.56)
------------------------------------------------------------------------------------------------------------------

EARNINGS

Net earnings from continuing operations in the first half of 2005 increased to $55.0 million, $0.90 per unit ($30.7 million in the quarter, $0.50 per unit) from $20.8 million, $0.35 per unit ($14.7 million in the quarter, $0.24 per unit) in the first half of 2004. The increase in earnings is due mainly to the record commodity prices realized in the period as well as the Netherlands and Australia operations recognized in 2005. Earnings from discontinued operations in 2004 were as a result of the sale of Aventura.

LIQUIDITY AND CAPITAL RESOURCES

Vermilion's debt (net of working capital) on June 30, 2005 was $171.8 million excluding Verenex working capital and the mark-to-market liability for unrealized hedging losses. Vermilion entered into an unsecured covenant based credit facility with a syndicate of chartered banks in July 2005. This $300 million facility is comprised of a one year revolving period with a one year term to follow with a final settlement payment required at the end of the second year.

RECLAMATION FUND

Vermilion has established a reclamation fund for the ultimate payment of environmental and site restoration costs on its asset base. The reclamation fund will be funded by Vermilion Resources and/or its subsidiaries. Contributions in the second quarter totaled approximately $1 million. In the third quarter, the Trust anticipates making a lump sum contribution of $15 million relating to its recently acquired Australian assets, in addition to ongoing contributions based on production. Contribution levels to the reclamation fund will be reviewed on a regular basis and may be adjusted to ensure reclamation obligations associated with the Trust's assets will be substantially funded when the costs are forecast to be incurred.

ASSET RETIREMENT OBLIGATION

At June 30, 2005, Vermilion had recorded an asset retirement obligation of $69 million for future abandonment and reclamation of its properties compared to $50 million for the same period in 2004. The increase is due to the acquisition in Australia which closed on March 31, 2005.

DISTRIBUTIONS

Vermilion maintained monthly distributions at $0.17 per unit for the first six months of 2005 distributing a total of $62.6 million compared to $60.9 million for the same period in 2004. Vermilion has maintained its distributions at $0.17 per month since its conversion to a Trust, resulting in 29 continuous months of distributions at this level.

UNITHOLDERS' EQUITY

During the year, approximately 1.3 million units were issued on conversion of exchangeable shares, unit rights exercised, issued pursuant to the terms of the Trust's bonus plan and unitholders' participation in the distribution reinvestment plan. Unitholders' capital increased during the year by $15.5 million as a result of the issuance of those units and $11.4 million as a result of contributed surplus transfer on exercise of unit rights. This increase in equity was offset by cash distributions of $62.6 million in the year.

During the year, the Trust replaced its Unit Rights Incentive Plan with a Trust Unit Award Plan. The existing Unit Rights Incentive Plan will be in place until the remaining rights outstanding are exercised or cancelled. No new rights are expected to be issued under the Unit Rights Incentive plan. See note 9 of the consolidated financial statements for a description of the Trust Unit Award Incentive Plan.

NON-CONTROLLING INTEREST - EXCHANGEABLE SHARES

The Trust has recorded non-controlling interest attributed to the issued and outstanding exchangeable shares in accordance with new accounting requirements pursuant to EIC-151 (see note 2 of the consolidated financial statements for further discussion). The intent of the new standard is that exchangeable shares of a subsidiary which are transferable to third parties, outside of the consolidated entity, represent a non-controlling interest in the subsidiary.

The exchangeable shares are transferable to third parties. In all circumstances, including in the event of liquidation or insolvency, holders of exchangeable shares will receive trust units in exchange for their exchangeable shares and as a result the exchangeable shares and trust units are considered to be economically equivalent. Therefore, the Trust does not believe that there is a permanent non-controlling interest as all exchangeable shares will ultimately be exchanged for trust units by passage of time whereby the exchangeable shares will be redeemed for trust units. Consequently, as the exchangeable shares are exchanged for trust units over time, the non-controlling interest will decrease and eventually will be nil when all exchangeable shares have been exchanged for trust units on or before January 22, 2013. However, the Trust has reflected the non-controlling interest in accordance with the requirements of EIC-151.

The non-controlling interest in 2005 of $27.8 million ($23.1 million at the end of 2004) on the consolidated balance sheet represents the book value of exchangeable shares plus accumulated earnings attributable to the outstanding exchangeable shares. The reduction in 2005 and 2004 net earnings, respectively, of $5.0 million and $6.5 million, represents the net earnings attributable to the exchangeable shareholders for the first half of 2005 and 2004. As the exchangeable shares are converted to trust units, Unitholders' capital is increased for the fair value of the trust units issued.

As at June 30, 2005 there were 4.6 million exchangeable shares outstanding at exchange ratio of 1.32648 whereby 6.1 million trust units would be issuable upon conversion. The exchangeable shares can be converted into trust units or redeemed by the exchangeable shareholder for trust units at any time. Vermilion may redeem all outstanding exchangeable shares on or before January 22, 2013 and may redeem the exchangeable shares at any time if the number of exchangeable shares outstanding falls below 500,000 shares. Vermilion may issue cash or trust units upon redemption of exchangeable shares and it is the intention to issue trust units upon redemption.

CRITICAL ACCOUNTING ESTIMATES

The amounts recorded for depletion and depreciation of property, plant and equipment and the provision for future asset retirement obligations are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements from changes in such estimates in future years could be significant.

OFF BALANCE SHEET ARRANGEMENTS

The Trust has certain lease agreements that are entered into in the normal course of operations. All leases are treated as operating leases whereby the lease payments are included in operating expenses or general and administration expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of June 30, 2005.

The Trust has not entered into any guarantee or off balance sheet arrangements that would adversely impact the Trust's financial position or results of operations.

NEW ACCOUNTING PRONOUNCEMENTS

In 2004, the Trust applied the requirements of EIC-151 "Exchangeable Securities issued by Subsidiaries on Income Trusts". The EIC states that exchangeable securities issued by a subsidiary of an income trust, if they do not meet certain criteria, should be reflected as non-controlling interest as opposed to a component of Unitholders' Equity. Since Vermilion's exchangeable shares are transferable, they do not meet the required criteria and have been retroactively restated as non-controlling interest in the accompanying financial statements. As a result, net earnings was reduced by $3.3 million and $5.9 million, respectively for the non-controlling interest's share of earnings in each of the second quarters of 2005 and 2004.

DISCONTINUED OPERATIONS

The Trust made a strategic decision to sell its interest in the Trinidad operations. On May 6, 2004, the Trust completed the sale of the shares of its subsidiary, Aventura, for gross proceeds of $164.6 million. As a result, the Trust realized an estimated $68.0 million (net of tax) gain on the sale of shares, which was recorded in the second quarter of 2004.

FORWARD-LOOKING INFORMATION

This report contains forward-looking financial and operational information including earnings, cash flow, production and capital expenditure projections. These projections are based on the Trust's expectations and are subject to a number of risks and uncertainties that could materially affect the results. These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions.

NETBACKS (6:1)                                                                           THREE MONTHS  SIX MONTHS
                                               THREE MONTHS                    SIX MONTHS       ENDED       ENDED
                                        ENDED JUNE 30, 2005           ENDED JUNE 30, 2005  JUNE 30/04  JUNE 30/04
------------------------------------------------------------------------------------------------------------------
                                  OIL &   NATURAL               OIL &   NATURAL            (RESTATED)  (RESTATED)
                                   NGLS       GAS     TOTAL      NGLS       GAS     TOTAL       TOTAL      TOTAL
TRUST FINANCIAL INFORMATION       $/BBL     $/MCF     $/BOE     $/BBL     $/MCF     $/BOE       $/BOE       $/BOE
------------------------------------------------------------------------------------------------------------------
CANADA
Price                            $62.20     $8.07    $54.39    $59.88     $7.78    $52.58      $45.10      $43.48
Realized hedging loss            (11.12)       --     (4.81)    (9.71)     0.01     (4.32)      (2.72)      (2.44)
Royalties (net)                  (12.89)    (1.36)   (10.23)   (12.74)    (1.47)   (10.58)     (11.52)     (11.58)
Transportation                    (0.03)    (0.16)    (0.55)    (0.05)    (0.19)    (0.65)      (0.61)      (0.63)
Lifting costs                     (6.50)    (1.36)    (7.42)    (6.91)    (1.19)    (7.05)      (6.10)      (6.02)
------------------------------------------------------------------------------------------------------------------
Operating netback                $31.66     $5.19    $31.38    $30.47     $4.94    $29.98      $24.15      $22.81
------------------------------------------------------------------------------------------------------------------
FRANCE
Price                            $59.91     $5.03    $58.82    $67.40     $5.22    $66.03      $48.38      $44.57
Realized hedging loss            (10.40)       --    (10.02)    (9.38)       --     (9.03)      (6.32)      (5.34)
Royalties (net)                   (5.90)    (0.27)    (5.74)    (5.69)    (0.29)    (5.54)      (5.16)      (5.05)
Transportation                    (3.44)       --     (3.32)    (3.97)       --     (3.81)      (3.65)      (3.47)
Lifting costs                     (7.15)    (4.05)    (7.78)    (7.41)    (3.81)    (7.99)      (8.23)      (7.43)
------------------------------------------------------------------------------------------------------------------
Operating netback                $33.02     $0.71    $31.96    $40.95     $1.12    $39.66      $25.02      $23.28
------------------------------------------------------------------------------------------------------------------
NETHERLANDS
Price                            $55.54      6.65    $39.93    $49.32     $6.52    $39.16      $31.39      $31.39
Lifting costs                        --     (2.12)   (12.71)       --     (1.75)   (10.47)      (6.49)      (6.49)
------------------------------------------------------------------------------------------------------------------
Operating netback                $55.54     $4.53    $27.22    $49.32     $4.77    $28.69      $24.90      $24.90
------------------------------------------------------------------------------------------------------------------
AUSTRALIA
Price                            $53.48  $     --    $53.48    $53.48  $     --    $53.48   $      --   $      --
Royalties (net)                  (19.77)       --    (19.77)   (19.77)       --    (19.77)         --          --
Transportation                    (0.05)       --     (0.05)    (0.05)       --     (0.05)         --          --
Lifting costs                     (8.68)       --     (8.68)    (8.68)       --     (8.68)         --          --
------------------------------------------------------------------------------------------------------------------
Operating netback                $24.98  $     --    $24.98    $24.98  $     --    $24.98   $      --   $      --
------------------------------------------------------------------------------------------------------------------
TOTAL TRUST
Price                            $58.65     $7.48    $52.94    $61.82     $7.22    $53.19      $44.21      $42.99
Realized hedging loss             (7.37)       --     (4.30)    (7.82)       --     (4.16)      (3.34)      (3.09)
Royalties (net)                  (12.57)    (0.84)    (9.43)   (11.08)    (0.85)    (8.30)      (8.33)      (8.99)
Transportation                    (1.24)    (0.10)    (0.97)    (1.67)    (0.11)    (1.19)      (1.35)      (1.39)
Lifting costs                     (7.41)    (1.69)    (8.55)    (7.43)    (1.47)    (8.07)      (6.72)      (6.45)
------------------------------------------------------------------------------------------------------------------
Operating netback                $30.06     $4.85    $29.69    $33.82     $4.79    $31.47      $24.47      $23.07
------------------------------------------------------------------------------------------------------------------
VERENEX ENERGY INC.
PRICE                            $47.92     $6.63    $41.31    $39.66     $6.02    $36.99  $       --  $       --
------------------------------------------------------------------------------------------------------------------
Operating netback                $47.92     $6.63    $41.31    $39.66     $6.02    $36.99  $       --  $       --
------------------------------------------------------------------------------------------------------------------
CONSOLIDATED
Price                            $58.64     $7.48    $52.90    $61.78     $7.21    $53.12      $44.21      $42.99
Realized hedging loss             (7.36)       --     (4.29)    (7.81)       --     (4.14)      (3.34)      (3.09)
Royalties (net)                  (12.55)    (0.83)    (9.40)   (11.05)    (0.85)    (8.26)      (8.33)      (8.99)
Transportation                    (1.24)    (0.10)    (0.96)    (1.66)    (0.11)    (1.19)      (1.35)      (1.39)
Lifting costs                     (7.40)    (1.68)    (8.52)    (7.41)    (1.46)    (8.04)      (6.72)      (6.45)
------------------------------------------------------------------------------------------------------------------
Operating netback                $30.09     $4.87    $29.73    $33.85     $4.79    $31.49      $24.47      $23.07
------------------------------------------------------------------------------------------------------------------
General and administration                            (1.65)                        (1.61)      (1.67)      (1.62)
Interest                                              (0.54)                        (0.51)      (0.39)      (0.53)
Foreign exchange                                      (0.06)                        (0.07)       0.05        0.02
Current and capital taxes                             (3.12)                        (3.25)      (1.99)      (1.63)
------------------------------------------------------------------------------------------------------------------
Cash flow netback                                    $24.36                        $26.05      $20.47      $19.31
------------------------------------------------------------------------------------------------------------------
Depletion, depreciation and accretion                (12.83)                       (12.80)     (11.52)     (11.46)
Future income taxes                                    1.42                          3.60        3.51        5.04
Foreign exchange                                       0.65                          0.61        0.62        0.54
Non-controlling interest                               0.14                          0.27          --          --
Non-controlling interest-- exchangeable shares        (1.47)                        (1.17)      (2.91)      (1.64)
Equity in losses of affiliate                          0.01                            --          --          --
Unrealized loss of derivative instruments              3.67                         (1.24)      (3.81)      (4.99)
Gain (loss) from discontinued operations                 --                            --       31.23       16.22
Fair value of stock compensation                      (2.24)                        (2.52)      (1.47)      (2.77)
------------------------------------------------------------------------------------------------------------------
Earnings netback                                     $13.71                        $12.80      $36.12      $20.25
------------------------------------------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS
($000'S UNAUDITED)

                                                                                       JUNE 30,      DECEMBER 31,
                                                                                           2005              2004
------------------------------------------------------------------------------------------------------------------
ASSETS

Current
       Cash and cash equivalents                                                      $  63,651        $   65,031
       Accounts receivable                                                               59,021            54,044
       Crude oil inventory                                                                6,049             4,468
       Fair value of derivative instruments (Note 11)                                       292                68
       Prepaid expenses and other                                                         6,495             5,022
------------------------------------------------------------------------------------------------------------------
                                                                                        135,508           128,633
Deferred charges for derivative instruments (Note 11)                                     2,372             4,718
Fair value of derivative instruments (Note 11)                                              110                --
Long-term investment                                                                      7,697             5,398
Reclamation fund                                                                         21,056            17,016
Capital assets                                                                          801,551           688,837
------------------------------------------------------------------------------------------------------------------
                                                                                      $ 968,294        $  844,602
==================================================================================================================

LIABILITIES

Current
       Accounts payable and accrued liabilities                                       $  88,751        $   85,837
       Distributions payable to unitholders                                              10,540            10,320
       Income taxes payable                                                              10,785            23,798
       Fair value of derivative instruments (note 11)                                    24,988            21,678
------------------------------------------------------------------------------------------------------------------
                                                                                        135,064           141,633
Long-term debt (Note 6)                                                                 181,157            75,014
Asset retirement obligation (Note 5)                                                     69,045            51,688
Future income taxes                                                                     130,216           145,680
------------------------------------------------------------------------------------------------------------------
                                                                                        515,482           414,015
------------------------------------------------------------------------------------------------------------------
Non-controlling interest                                                                 15,064            16,257
------------------------------------------------------------------------------------------------------------------
Non-controlling interest - exchangeable shares (note 8)                                  27,776            23,069
------------------------------------------------------------------------------------------------------------------

UNITHOLDERS' EQUITY
       Unitholders' capital (Note 7)                                                    274,885           247,928
       Contributed surplus (Note 7)                                                      27,049            27,697
       Accumulated earnings                                                             392,224           337,186
       Accumulated cash distributions                                                  (284,186)         (221,550)
------------------------------------------------------------------------------------------------------------------
                                                                                        409,972           391,261
------------------------------------------------------------------------------------------------------------------
                                                                                       $968,294          $844,602
==================================================================================================================

CONSOLIDATED STATEMENTS OF EARNINGS AND ACCUMULATED EARNINGS
($000'S EXCEPT UNIT AND PER UNIT AMOUNTS, UNAUDITED)

                                                           THREE MONTHS ENDED                    SIX MONTHS ENDED
                                                     JUNE 30,        JUNE 30,          JUNE 30,          JUNE 30,
                                                         2005            2004              2005              2004
------------------------------------------------------------------------------------------------------------------
                                                                   (RESTATED)                          (RESTATED)
Revenue:
     Petroleum and natural gas revenue (Note 11)     $117,360       $  87,420          $226,075          $165,030
     Royalties (net)                                   21,067          16,963            35,506            35,734
------------------------------------------------------------------------------------------------------------------
                                                       96,293          70,457           190,569           129,296
------------------------------------------------------------------------------------------------------------------
Expenses:
     Production                                        19,089          13,684            34,572            25,632
     Transportation                                     2,162           2,745             5,113             5,510
     Unit compensation (Note 9)                         5,025           2,993            10,849            11,032
     Loss on derivative instruments (Note 11)             213          11,959            20,779            26,236
     Interest on long-term debt                         1,216             793             2,196             2,123
     General and administration                         3,692           3,402             6,941             6,460
     Foreign exchange (gain)                           (1,331)         (1,347)           (2,368)           (2,223)
     Depletion, depreciation and accretion             28,756          23,461            55,042            45,564
------------------------------------------------------------------------------------------------------------------
                                                       58,822          57,690           133,124           120,334
------------------------------------------------------------------------------------------------------------------
Earnings before income taxes, other items
   and discontinued operations                         37,471          12,767            57,445             8,962
------------------------------------------------------------------------------------------------------------------
Income taxes (recovery):
     Future                                            (3,192)         (7,148)          (15,464)          (20,055)
     Current and capital                                6,990           4,047            13,991             6,465
------------------------------------------------------------------------------------------------------------------
                                                        3,798          (3,101)           (1,473)          (13,590)
------------------------------------------------------------------------------------------------------------------
Other items:
     Non-controlling interest-- exchangeable
        shares (Note 8)                                 3,293           1,210             5,032             1,746
     Non-controlling interest                            (323)             (2)           (1,152)               (2)
     Equity in losses of affiliate                        (26)             --                --                --
------------------------------------------------------------------------------------------------------------------
                                                        2,944           1,208             3,880             1,744
------------------------------------------------------------------------------------------------------------------
Net earnings from continuing operations                30,729          14,660            55,038            20,808
     Net earnings from discontinued operations (Note 3)    --          63,591                --            64,486
     Non-controlling interest-- exchangeable
        Shares (Note 8)                                    --           4,716                --             4,783
------------------------------------------------------------------------------------------------------------------
Net earnings                                           30,729          73,535            55,038            80,511
------------------------------------------------------------------------------------------------------------------
Accumulated earnings, beginning of period as
     previously reported                              361,495         235,245           337,186           240,493
Changes in accounting policies (Note 2)                    --           1,800                --           (10,424)
------------------------------------------------------------------------------------------------------------------
Accumulated earnings, beginning of period,
     as restated                                      361,495         237,045           337,186           230,069
------------------------------------------------------------------------------------------------------------------
Accumulated earnings, end of period                  $392,224        $310,580          $392,224          $310,580
==================================================================================================================

Net earnings from continuing operations per trust unit (Note 10):
     Basic                                           $   0.50       $    0.24          $   0.90          $   0.35
     Diluted                                         $   0.50       $    0.24          $   0.88          $   0.34
------------------------------------------------------------------------------------------------------------------

Net earnings per trust unit (Note 10):
     Basic                                           $   0.50       $    1.23          $   0.90          $   1.35
     Diluted                                         $   0.50       $    1.21          $   0.88          $   1.32
------------------------------------------------------------------------------------------------------------------

Weighted average trust units outstanding (Note 10):
     Basic                                         61,496,642      59,884,589        61,292,639        59,648,511
     Diluted                                       68,004,934      65,935,703        67,958,312        65,754,222
------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
($000'S UNAUDITED)
                                                           THREE MONTHS ENDED                    SIX MONTHS ENDED
                                                    JUNE 30,         JUNE 30,          JUNE 30,          JUNE 30,
                                                         2005            2004              2005              2004
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents provided by (used in):                   (RESTATED)                          (RESTATED)
OPERATING
     Net earnings                                    $ 30,729       $  73,535          $ 55,038          $ 80,511
     Items not affecting cash:
       Depletion, depreciation and accretion           28,756          23,461            55,042            45,564
       Amortization of deferred charges for
          derivative instruments (Note 11)              1,173           2,596             2,346             5,884
       Unrealized loss (gain) on derivative
          instruments (Note 11)                        (9,393)          5,165             2,976            13,942
       Unit compensation (Note 9)                       5,025           2,993            10,849            11,032
       Equity in losses of affiliate                      (26)              --               --                 --
       Unrealized foreign exchange (gain)              (1,463)         (1,251)           (2,661)           (2,132)
       Non-controlling interest                          (323)             (2)           (1,152)               (2)
       Non-controlling interest-- exchangeable shares   3,293           5,926             5,032             6,529
       (Earnings) from discontinued operations             --         (63,591)               --           (64,486)
       Future income taxes (recovery)                  (3,192)         (7,148)          (15,464)          (20,055)
------------------------------------------------------------------------------------------------------------------
     Funds from operations                             54,579          41,684           112,006            76,787
     Asset retirement costs incurred                       (8)           (167)             (147)             (355)
     Changes in non-cash operating working capital     (6,584)         (5,856)          (33,311)          (15,100)
------------------------------------------------------------------------------------------------------------------
                                                       47,987          35,661            78,548            61,332
------------------------------------------------------------------------------------------------------------------
INVESTING
     Proceeds on sale of Aventura (Note 3)                 --         164,585                --           164,585
     Drilling and development of petroleum
        and natural gas properties                    (25,901)        (10,060)          (50,599)          (26,612)
     Cash acquired through acquisition of subsidiary       --              62                --                62
     Deposit for petroleum and natural gas acquisition     --           7,752                --                --
     Acquisitions of petroleum and natural gas
        properties (Note 4)                                --         (64,474)          (90,318)          (64,474)
     Long-term investment                              (2,299)             --            (2,299)               --
     Contributions to reclamation fund                   (996)        (10,414)           (4,040)          (10,804)
     Changes in non-cash investing working capital     16,363              --            13,140            (1,112)
------------------------------------------------------------------------------------------------------------------
                                                      (12,833)         87,451          (134,116)           61,645
------------------------------------------------------------------------------------------------------------------
FINANCING
     Increase (decrease) in long-term debt            (11,948)       (104,582)          106,143           (82,324)
     Issue of trust units for cash, net of issue costs  3,329           3,103             7,716             6,468
     Cash received from shares issued by subsidiary       138          24,166               291            24,166
     Distribution reinvestment plan                     3,529           1,767             6,199             2,841
     Cash distributions                               (31,358)        (30,506)          (62,417)          (60,779)
     Changes in non-cash financing working capital        582              --               174                --
------------------------------------------------------------------------------------------------------------------
                                                      (35,728)       (106,052)           58,106          (109,628)
------------------------------------------------------------------------------------------------------------------
     Foreign exchange gain (loss) on cash
        Held in a foreign currency                     (2,615)            821            (3,918)            1,457
------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                (3,189)         17,881            (1,380)           14,806
Cash and cash equivalents, beginning of period         66,840          41,245            65,031            44,320
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period             $ 63,651       $  59,126          $ 63,651          $ 59,126
==================================================================================================================
Cash payments
     Taxes                                           $ 10,159       $   5,745          $ 16,115          $  5,777
     Interest                                        $  1,252       $     560          $  2,938          $  1,915
------------------------------------------------------------------------------------------------------------------

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2005 AND 2004, UNAUDITED (000'S EXCEPT UNIT AND PER UNIT AMOUNTS)

1.       BASIS OF PRESENTATION

         The consolidated financial statements of Vermilion Energy Trust (the "Trust" or "Vermilion") include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles on a consistent basis with the audited consolidated financial statements for the year ended December 31, 2004. The interim consolidated financial statements do not include all disclosure required in the annual consolidated financial statements and should be read in conjunction with the consolidated financial statements as at and for the year ended December 31, 2004 included in the Trust's 2004 Annual Report.

         On June 29, 2004, Verenex Energy Inc. ("Verenex") a subsidiary, and Prairie Fire Oil & Gas Ltd. amalgamated to form a new company to pursue exploration efforts internationally. Effective June 29, 2004, the Trust has accounted for the 54% investment by consolidating the operations of Verenex using the purchase method of accounting.

2.       CHANGES IN ACCOUNTING POLICY

         EXCHANGEABLE SHARES - NON-CONTROLLING INTEREST

         On January 19, 2005 the CICA issued revised draft EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts" that states that exchangeable securities issued by a subsidiary of an Income Trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. The exchangeable shares issued by Vermilion Resources Ltd. ("Resources"), a corporate subsidiary of the Trust, are transferable to third parties. EIC-151 states that if the exchangeable shares are transferable to a third party, they should be reflected as non-controlling interest. Previously, the exchangeable shares were reflected as a component of unitholders' equity.

         The exchangeable shares issued pursuant to the Plan of Arrangement were initially recorded at their pro-rata percentage of the carrying value of Resources equity. When the exchangeable shares are converted into trust units, the conversion is recorded as an acquisition of the non-controlling interest at fair value and is accounted for as a step acquisition. Upon conversion of the exchangeable shares, the fair value of the trust units issued is recorded in unitholders' capital, and the difference between the carrying value of the non-controlling interest and the fair value of the trust units is recorded as capital assets.

         As a result of this change in accounting policy, the Trust has restated 2004 and reflected non-controlling interest of $21.5 million on the Trust's consolidated balance sheet as at June 30, 2004. The impact on the consolidated statements of earnings for the first half of 2004 is an increase in depletion and depreciation of $1.4 million ($0.7 million for the quarter), an increase in future income taxes recovery of $0.5 million ($0.3 million for the quarter) and an increase in non-controlling interest of $6.5 million ($5.9 million for the quarter) for a net effect on net earnings of $7.4 million in 2004 ($6.3 million for the quarter). In accordance with the transitional provisions of EIC-151, retroactive application has been applied with restatement of prior periods. The consolidated statement of cash flows was not impacted by this change.

3.       DISCONTINUED OPERATIONS

         On May 6, 2004, the Trust completed the sale of the shares of its subsidiary, Aventura Energy Inc. At that time, the Trust restated its prior period financial statements to reflect Aventura's assets and liabilities as discontinued operations and to separately classify the operating results of Aventura from the operating results of continuing operations.

4.       ACQUISITION

         On March 31, 2005 the Trust acquired $95 million of producing properties in Australia. Details are as follows:

         Petroleum and natural gas assets and equipment               $ 113,840
         Asset retirement obligation                                    (18,873)
         -----------------------------------------------------------------------
                                                                         94,967
         Accounts payable and accrued liabilities                        (4,649)
         -----------------------------------------------------------------------
         Cash paid                                                    $  90,318
         =======================================================================

5.       ASSET RETIREMENT OBLIGATION

         The total future asset retirement obligation was estimated by management based on the Trust's net ownership interest in all wells and facilities, estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Trust has estimated the net present value of its asset retirement obligations to be $69.0 million as at June 30, 2005 (December 31, 2004 - $51.7 million) based on a total future liability of $264 million. These payments are expected to be made over the next 49 years with most occurring within the time frame of 25-30 years. The Trust used a credit adjusted risk free rate of 8% and an inflation rate of 1.5% to calculate the present value of the asset retirement obligation.

         The following table reconciles the Trust's total asset retirement obligation:

                                                         SIX MONTHS ENDED     YEAR ENDED
                                                                 JUNE 30,   DECEMBER 31,
                                                                     2005           2004
         --------------------------------------------------------------------------------
         Carrying amount, beginning of period                     $51,688        $15,570
         Increase in liabilities in the period                     18,966         35,653
         Disposition of liabilities in the period                    (147)        (1,281)
         Accretion expense                                          2,335          2,261
         Foreign exchange                                          (3,797)          (515)
         --------------------------------------------------------------------------------
         Carrying amount, end of period                           $69,045        $51,688
         ================================================================================

6.       LONG-TERM DEBT

         As at June 30, 2005, the Trust had a credit facility consisting of a revolving term loan of $240 million (December 31, 2004 - $240 million). In July 2005, the Trust negotiated an unsecured covenant based credit facility consisting of a revolving term loan in the amount of $300 million. The revolving period under the term loan is expected to expire in July 2006 and may be extended for an additional period of up to 364 days at the option of the lender. If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 12 months after the end of the revolving period. Various borrowing options are available under the facility including prime rate based advances and bankers' acceptance loans.

7.       UNITHOLDERS' CAPITAL AND CONTRIBUTED SURPLUS

                                                                                NUMBER OF UNITS             AMOUNT
         ----------------------------------------------------------------------------------------------------------
         TRUST UNITS
         Unlimited number of trust units authorized to be issued
         Balance as at December 31, 2003                                             59,208,592           $221,858
         Distribution reinvestment plan                                                 382,692              6,662
         Issued on conversion of exchangeable shares                                    209,846              3,204
         Transfer from contributed surplus on unit right exercise                            --              7,369
         Trust units issued for bonus plan                                               49,630                825
         Unit rights exercised for cash                                                 856,900              8,010
         ----------------------------------------------------------------------------------------------------------
         Balance as at December 31, 2004                                             60,707,660           $247,928

                                                                                NUMBER OF UNITS             AMOUNT
         ----------------------------------------------------------------------------------------------------------
         Distribution reinvestment plan                                                 293,703              6,199
         Issued on conversion of exchangeable shares                                     73,692              1,623
         Transfer from contributed surplus on unit right exercise                            --             11,419
         Trust units issued for bonus plan                                               40,246                827
         Unit rights exercised for cash                                                 884,500              6,889
         ----------------------------------------------------------------------------------------------------------
         Balance as at June 30, 2005                                                 61,999,801           $274,885
         ==========================================================================================================

                                                                                  JUNE 30, 2005      JUNE 30, 2004
         ----------------------------------------------------------------------------------------------------------
         CONTRIBUTED SURPLUS
         Opening balance                                                                $27,697          $  10,100
         Discontinued operations                                                             --             (1,800)
         Unit compensation expense                                                       10,849             11,032
         Transfer to unitholders' capital on unit right exercise                        (11,419)            (4,774)
         Verenex transfer to shareholders' capital on stock compensation exercise           (78)                --
         ----------------------------------------------------------------------------------------------------------
         Ending balance                                                                 $27,049          $  14,558
         ==========================================================================================================

8.       NON-CONTROLLING INTEREST - EXCHANGEABLE SHARES

         Exchangeable shares are convertible into trust units based on the exchange ratio which is adjusted monthly to reflect the distribution paid on the trust units. Cash distributions are not paid on the exchangeable shares. The Trust retroactively applied EIC-151 "Exchangeable Securities Issued by a Subsidiary of Income Trusts" in 2004. Per EIC-151, if the exchangeable shares issued by a subsidiary are transferable to third parties, they must be reflected as non-controlling interest on the consolidated balance sheet and in turn net earnings must be reduced by the amount of net earnings attributable to the non-controlling interest.

         The exchangeable shares are mandatorily converted into trust units upon redemption by the exchangeable shareholder. The Company holds the option to redeem all outstanding exchangeable shares for trust units or cash on or before January 22, 2013 and it is the intention of the Trust that trust units would be issued upon redemption of the exchangeable shares. On or before January 22, 2013, there will be no remaining non-controlling interest as all exchangeable shares will have been converted to trust units by that time.

         The non-controlling interest on the consolidated balance sheet consists of the book value of the exchangeable shares upon issuance plus the accumulated earnings attributable to the non-controlling interest. The net earnings attributable to the non-controlling interest on the consolidated statement of earnings represents the share of net earnings attributable to the non-controlling interest based on the trust units issuable for exchangeable shares in proportion to total trust units issued and issuable at each period end.

                                                                                  JUNE 30, 2005      JUNE 30, 2004
         ----------------------------------------------------------------------------------------------------------
         EXCHANGEABLE SHARES
         Opening number of exchangeable shares                                        4,675,961          4,848,029
         Exchanged for trust units                                                      (56,626)           (37,715)
         ----------------------------------------------------------------------------------------------------------
         Ending balance                                                               4,619,335          4,810,314
         Ending exchange ratio                                                          1.32648            1.20019
         ----------------------------------------------------------------------------------------------------------
         Trust units issuable upon conversion                                         6,127,455          5,773,291
         ==========================================================================================================

         Following is a summary of the non-controlling interest:
                                                                                  JUNE 30, 2005      JUNE 30, 2004
         ----------------------------------------------------------------------------------------------------------
         Non-controlling interest, beginning of period                                   23,069             15,129
         Reduction of book value for conversion to trust units                             (325)              (118)
         Current period net earnings attributable to non-controlling interest             5,032              6,529
         ----------------------------------------------------------------------------------------------------------
         Non-controlling interest, end of period                                         27,776             21,540
         ==========================================================================================================

9.       UNIT COMPENSATION PLANS

         TRUST UNIT RIGHTS INCENTIVE PLAN

         The Trust has a unit rights incentive plan that allows the Trust to issue rights to acquire trust units to directors, officers and employees. The Trust is authorized to issue up to 6.0 million unit rights. Unit right exercise prices are initially equal to the market price for the trust units on the date the unit rights are issued. If certain conditions are met, the exercise price per right may be calculated by deducting from the grant price the aggregate of all distributions, on a per unit basis, made by the Trust after the grant date. Rights granted under the plan vest over a three year period and expire five years after the grant date. No future rights are expected to be issued as the unit rights incentive plan was replaced with a Trust Unit Award Plan in 2005. The existing Rights will be in place until all issued and outstanding Rights are exercised or cancelled.

         The following table summarizes information about the Trust's unit rights:
                                                                                                          WEIGHTED
                                                                                      NUMBER OF            AVERAGE
                                                                                    UNIT RIGHTS     EXERCISE PRICE
         ----------------------------------------------------------------------------------------------------------
         Balance December 31, 2004                                                    4,744,100             $13.99
               Granted                                                                   48,600              20.20
               Cancelled                                                               (149,100)             16.73
               Exercised                                                               (884,500)              7.79
         ----------------------------------------------------------------------------------------------------------
         Balance June 30, 2005                                                        3,759,100             $15.42
         ==========================================================================================================

         A summary of the plan as at June 30, 2005 is as follows:

                   RANGE OF                                       NUMBER OF           REMAINING           NUMBER OF
             EXERCISE PRICE                  ADJUSTED                RIGHTS         CONTRACTUAL              RIGHTS
              AT GRANT DATE            EXERCISE PRICE           OUTSTANDING      LIFE OF RIGHT          EXERCISABLE
         ----------------------------------------------------------------------------------------------------------
                                                                                        (YEARS)
                     $11.45                     $6.52             2,175,600                 2.6           1,450,400
          $11.46  -  $15.00         $ 6.70  -  $10.24               239,900         2.7  -  3.5             116,000
          $15.01  -  $19.56         $11.95  -  $16.50             1,343,600         3.5  -  4.7              64,100
         ==========================================================================================================

         On January 1, 2005, the Trust prospectively applied the fair value based method of accounting for the rights plan. Previously, the Trust applied the intrinsic value methodology due to the number of uncertainties regarding the reduction in the exercise price of the rights which caused the Trust to conclude that the fair value was not determinable. The Trust has now applied the fair value calculation as the variables have become more certain, including the estimated life of the plan and the estimation of the occurrence of factors which affect the reductions in the rights price, where applicable.

         The Trust used the Black-Scholes option-pricing model to calculate the estimated fair value of the outstanding rights. The following assumptions were used to arrive at the estimate of fair value as at January 1, 2005:

                                                                                                               2005
         ----------------------------------------------------------------------------------------------------------
         Expected annual rights exercise price reduction                                                      $2.04
         Expected volatility                                                                                  18.0%
         Risk-free interest rate                                                                               3.5%
         Expected life of option (years)                                                                       3.56
         Dividend yield                                                                                         10%
         Fair value per unit                                                                                  $4.78
         ==========================================================================================================

         The remaining future fair value of the rights will be recognized in earnings over the remaining vesting period of the rights outstanding. During the period, $7.2 million of the fair value has been recorded as compensation expense ($3.6 million for the quarter). Any consideration paid upon exercise together with the amount previously recognized in contributed surplus is recorded as an increase to unitholders' capital.

         TRUST UNIT AWARD INCENTIVE PLAN

         In 2005, the Board of Directors established a new Trust Unit Award Incentive Plan (the "Award Plan") governing the issuance of restricted units of the Trust to directors, officers, employees and consultants of the Trust and its Affiliates. The Award Plan consists of units that will be designated as either a Restricted Time Based Award ("RTBA's") for which the number of awards is fixed or a Performance Based Award ("PBA's") for which the number of awards is variable.

         Upon vesting, the Grantee will be delivered units of the Trust, adjusted for cumulative distributions of the Trust during the period that the restricted units are outstanding. The number of units issued upon vesting of the PBA's is dependent upon the future performance of the Trust compared to its peers based on a performance factor that may range from zero to two times the number of PBA's originally granted. The vesting date for all restricted units shall be on the date that is the third anniversary of the date of the Unit Award. Awards granted in which 2005 is the grantee's first year of service, will vest over three years.

         The following table summarizes information about the Award Plan:

                                                               NUMBER OF AWARDS
         -----------------------------------------------------------------------
         Balance December 31, 2004                                           --
               Granted                                                  554,100
               Cancelled                                                 (9,100)
         -----------------------------------------------------------------------
         Balance June 30, 2005                                          545,000
         =======================================================================

         A compensation expense of $1.2 million has been recorded at June 30, 2005 ($1.0 million for the quarter) to approximate the fair value of the trust units under the Award Plan. Compensation expense on unexercised rights is determined using the Black-Scholes model and management's estimate of the number of Restricted Units to be issued on maturity. The expense is deferred and recognized in earnings over the vesting period of the Awards.
                                                                            2005
         -----------------------------------------------------------------------
         Expected volatility                                               18.0%
         Risk-free interest rate                                            3.5%
         Expected life of option (years)                                     3.0
         Dividend yield                                                      10%
         Fair value per unit                                              $16.70
         =======================================================================

         VERENEX ENERGY INC. STOCK COMPENSATION PLAN

         Verenex has a stock option plan that allows the directors, officers and employees of Verenex to be issued rights to acquire common shares of Verenex. The shareholders' approved an amendment to Verenex's Stock Option Plan (the "Plan") at its Annual General Meeting on May 4, 2005. Under the amendment, Verenex adopted a "rolling" stock option plan that reserves a maximum of 10% of the aggregate number of issued and outstanding common shares. The Plan previously in place reserved a fixed number of common shares. The terms of the amended Plan are otherwise unchanged.

         Stock option exercise prices are equal to the market price for the common shares on the date immediately prior to the date the stock option is granted.

         Stock options granted in any period vest over three years and expire five years after the grant date. There were no options granted during the second quarter.

         Verenex has also issued performance warrants. One-half of the performance warrants become exercisable if the holder continues in their capacity with Verenex until April 15, 2005 and if at any time during the term, the one-month weighted average trading price of the shares is equal to or greater than $3.75 per share. One-half will also be exercisable if the one-month weighted average trading price of the shares is equal to or greater than $4.25 per share and the holder continues in their capacity until April 15, 2006. The performance warrants expire at the close of business on June 28, 2011.

         The vesting conditions relating to the performance warrants weighted average trading price of $3.75 and $4.25 were satisfied in the first quarter of 2005. As a result, the vesting period over which the compensation costs were amortized was reduced and a non-cash expense in the amount of $1.8 million was recognized in the first quarter to reflect the acceleration in the vesting period.

         For the three and six months ended June 30, 2005, non-cash stock compensation expense related to stock options and performance warrants was $0.438 million and $2.462 million respectively (June 30, 2004 - nil).

         As at June 30, 2005, approximately $0.6 million (December 31, 2005 - approximately $2.5 million) of non-cash stock compensation expense related to the performance warrants remains unamortized. These costs will be amortized into expense over the remaining vesting period ending April 15, 2006.

         The following table summarizes information about the stock option plan:

                                                                    SIX MONTHS ENDED JUNE 30, 2005
         -----------------------------------------------------------------------------------------
                                                                                          WEIGHTED
                                                                          NUMBER           AVERAGE
                                                                         OF STOCK         EXERCISE
                                                                          OPTIONS            PRICE
         -----------------------------------------------------------------------------------------
         Balance, December 31, 2004                                     1,535,000       $     2.51
         Granted                                                          202,000             3.50
         -----------------------------------------------------------------------------------------
         Balance, June 30, 2005                                         1,737,000       $     2.62

         The following table summarizes information about the performance warrants:

                                                                    SIX MONTHS ENDED JUNE 30, 2005
         -----------------------------------------------------------------------------------------
                                                                                          WEIGHTED
                                                                        NUMBER OF          AVERAGE
                                                                      PERFORMANCE         EXERCISE
                                                                         WARRANTS            PRICE
         -----------------------------------------------------------------------------------------
         Balance, December 31, 2004                                     1,944,250       $     2.50
         Granted                                                          112,500             3.40
         Exercised                                                       (55,000)             2.50
         -----------------------------------------------------------------------------------------
         Balance, June 30, 2005                                         2,001,750       $     2.55
         =========================================================================================

         As at June 30, 2005, 458,333 stock options and 917,125 performance warrants had vested and were exercisable.

         The fair value of the options and performance warrants is determined using the Black-Scholes option-pricing model that takes into account, as of the grant date; exercise price, expected life, current price, expected volatility, expected dividends, and risk-free interest rates. The assumptions used in the computation of the fair value of the stock options and performance warrants are as follows:

                                                                            STOCK      PERFORMANCE
                                                                          OPTIONS         WARRANTS
         -----------------------------------------------------------------------------------------
         Risk free interest rate                                             4.5%             4.5%
         Expected life                                                    5 years          7 years
         Volatility                                                           50%              50%
         Fair value                                                         $1.28            $1.45
         =========================================================================================

         The remaining weighted average contractual life of the stock options and performance warrants is 4.1 years and 6.0 years respectively.

10.      PER UNIT AMOUNTS

         Basic per unit calculations are based on the weighted average number of trust units outstanding. Diluted calculations include additional trust units for the dilutive impact of unit rights outstanding pursuant to the unit rights incentive plan, unit award plan and exchangeable shares.

         Net earnings per unit are as follows:
                                                                 THREE MONTHS ENDED                SIX MONTHS ENDED
                                                             JUNE 30,      JUNE 30,        JUNE 30,       JUNE 30,
                                                                 2005          2004            2005           2004
         ----------------------------------------------------------------------------------------------------------
                                                                         (RESTATED)                     (RESTATED)
         Net earnings from continuing operations
               Basic                                            $0.50         $0.24           $0.90          $0.35
               Diluted (1) (2)                                  $0.50         $0.24           $0.88          $0.34
         ----------------------------------------------------------------------------------------------------------
         Net earnings
               Basic                                            $0.50         $1.23           $0.90          $1.35
               Diluted (1) (2)                                  $0.50         $1.21           $0.88          $1.32
         ----------------------------------------------------------------------------------------------------------
         Weighted-average number of units outstanding
               Basic (3)                                   61,496,642    59,884,589      61,292,639     59,648,511
               Diluted                                     68,004,934    65,935,703      67,958,312     65,754,222
         ==========================================================================================================

         (1) Diluted calculations include additional trust units of 538,218 for the period (332,420 additional units in 2004) for the dilutive impact of the unit incentives and unit award plans and
               6.1 million additional units for outstanding exchangeable shares at the period end exchange ratio (2004 - 5.8 million). Calculations of diluted units exclude no unit rights in the period which would have been anti-dilutive. Non-controlling interest - exchangeable shares were added back to net earnings from operations in calculating dilutive per unit amounts.

         (2) The unrecognized compensation cost is considered to be part of the assumed proceeds to purchase trust units under the treasury stock method.

         (3) The 2004 number has been restated to exclude trust units issuable for exchangeable shares in accordance with the retroactive change in accounting policy for non-controlling interest.

11.      DERIVATIVE INSTRUMENTS

         As a means of managing commodity price and foreign exchange volatility, the Trust has entered into various financial instrument agreements as set out below.

         RISK MANAGEMENT: OIL                                                              BBLS/D           US$/BBL
         ----------------------------------------------------------------------------------------------------------
         Fixed Price Swaps - WTI
            2005 Average                                                                    1,500            $24.80
         Fixed Price Swaps - BRENT
            2005 Average                                                                    1,500            $23.37
         Collar - Brent
            July 1, 2005 to December 31, 2006                                               1,000   $53.00 - $67.70
         ==========================================================================================================

         On January 1, 2004 the fair value of all outstanding derivative financial instruments that were not recorded as accounting hedges were recorded on the consolidated balance sheet with the offsetting amount charged to deferred charges. The deferred charge is recognized into revenue over the life of the associated contracts. Of the total deferred charge of $14,427 recorded at January 1, 2004, $2,346 has been recognized as a charge to revenue in the six months ended June 30, 2005 (June 30, 2004 - $5,884) and the balance will be recognized as follows:

         2005     Quarter 3                            1,186
                  Quarter 4                            1,186
                                                       -----

         Remaining total to be recognized             $2,372
                                                      ======

         Changes in fair value after January 1, 2004 are recorded on the consolidated balance sheet with the associated unrealized gain or loss recorded in net earnings. The estimated fair value of all derivative financial instruments is based on quoted market prices or, in their absence, third party market indications and forecasts. Unrealized gains or losses and realized gains or losses are recorded as a separate element of earnings.

         The following table presents a reconciliation of the change in the unrealized amounts from January 1, 2005 to June 30, 2005:
                                                                                               FAIR     TOTAL GAIN
                                                                                              VALUE          (LOSS)
         ----------------------------------------------------------------------------------------------------------
         Fair value of contracts, January 1, 2005                                          $(21,610)      $    --
         Change in fair value of contracts still outstanding at June 30, 2005               (2,976)        (2,976)
         Contract settlements realized during the period                                         --        (17,803)
         Fair value of contracts entered into during the period                                  --             --
         ----------------------------------------------------------------------------------------------------------
         Fair value of contracts outstanding, as at June 30, 2005                          $(24,586)      $(20,779)
         ==========================================================================================================

         The fair value amounts are recorded in the consolidated balance sheet as follows:
                                                                                           JUNE 30,   DECEMBER 31,
                                                                                               2005           2004
         Fair value of derivative instruments
               Current asset                                                               $    292       $     68
               Long-term asset                                                                  110             --
               Current liability                                                            (24,988)       (21,678)
         ----------------------------------------------------------------------------------------------------------
         Total fair value of derivative instruments                                        $(24,586)      $(21,610)
         ==========================================================================================================

12.      SEGMENTED INFORMATION
                                                                 THREE MONTHS ENDED               SIX MONTHS ENDED
                                                             JUNE 30,      JUNE 30,        JUNE 30,       JUNE 30,
                                                                 2005          2004            2005           2004
         ----------------------------------------------------------------------------------------------------------
         Petroleum and natural gas revenues:                             (RESTATED)                     (RESTATED)
               Canada                                       $  53,548       $48,435        $107,620       $107,108
               France                                          28,154        30,753          64,646         49,690
               Netherlands*                                    13,768         8,232          31,919          8,232
               Australia*                                      21,890            --          21,890             --
         ----------------------------------------------------------------------------------------------------------
                                                             $117,360       $87,420        $226,075       $165,030
         ==========================================================================================================
         Net earnings:
               Canada                                      $    4,084       $65,778        $ 11,080       $ 68,190
               France                                          12,755         5,576          24,089         10,140
               Netherlands*                                     7,667         2,181          13,646          2,181
               Australia*                                       6,223            --           6,223             --
         ----------------------------------------------------------------------------------------------------------
                                                            $  30,729       $73,535        $ 55,038       $ 80,511
         ==========================================================================================================
         Funds generated from operations:
               Canada                                       $  24,787       $26,557        $ 52,927       $ 52,513
               France                                          14,379        10,560          33,398         19,707
               Netherlands*                                     7,735         4,567          18,003          4,567
               Australia*                                       7,678            --           7,678             --
         ----------------------------------------------------------------------------------------------------------
                                                            $  54,579       $41,684        $112,006       $ 76,787
         ==========================================================================================================
         Capital expenditures:
               Canada                                      $    9,576      $  5,204        $ 19,029       $ 13,710
               France                                          13,605         4,728          26,396         12,774
               Netherlands*                                     2,685        85,607           5,139         85,607
               Australia*                                          35            --         113,875             --
         ----------------------------------------------------------------------------------------------------------
                                                            $  25,901       $95,539        $164,439       $112,091
         ==========================================================================================================

                                                                     JUNE 30,   DECEMBER 31,
                                                                         2005           2004
                                                                                  (RESTATED)
         ------------------------------------------------------------------------------------
         Identifiable assets:
             Canada                                                  $422,548        $433,949
             France                                                   266,838         268,801
             Netherlands*                                             146,471         141,852
             Australia*                                               132,437              --
         ------------------------------------------------------------------------------------
                                                                     $968,294        $844,602
         ====================================================================================
         *   Netherlands assets were acquired effective May 19, 2004, Australia assets were acquired effective March 31, 2005.

13.      RELATED PARTY TRANSACTIONS

         During the period, Vermilion paid for various expenditures on behalf of Verenex. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. These transactions were undertaken under the same terms and conditions as transactions with non-related parties.

14.      COMPARATIVE FIGURES

         Certain of the prior-period numbers have been reclassified to conform with the current period presentation.

For further information please contact:

Curtis W. Hicks, C.A., Executive Vice President & Chief Financial Officer or
Paul Beique, Director, Investor Relations
2800, 400 - 4th Avenue S.W.
Calgary, Alberta  T2P 0J4
Phone:  (403) 269-4884;  Fax:  (403) 264-6306;  IR Toll Free:  1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com


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